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                 CISCO SYSTEMS TO ACQUIRE SKYSTONE SYSTEMS CORP

      SAN JOSE, Calif. -- June 9, 1997 -- Cisco Systems, Inc. today announced it has signed a definitive agreement to acquire privately-held Skystone Systems Corp. of Ottawa, Ontario, Canada. Skystone is an innovator of high-speed Synchronous Optical Networking/Synchronous Digital Hierarchy (SONET/SDH) technology.

      Under the terms of the acquisition, 1 million shares of Cisco common stock worth approximately $66.5 million (based on Cisco's June 9 closing price of $66.50) and $22.6 million cash will be exchanged for all outstanding shares, warrants and options of Skystone. In connection with the acquisition, Cisco expects a one-time charge against after-tax earnings of between 8 and 13 cents per share in the fourth fiscal quarter of 1997. The acquisition has been approved by the Board of Directors of each company and is expected to be completed by mid-July subject to various closing conditions including Skystone shareholder approval.

COMMITMENT TO DEVELOPING NEW MARKET

      Network transport of multiple types of information is rapidly becoming commonplace worldwide, for two reasons. First, the traditionally disparate communication channels of voice, video, and data are converging. And second, these channels are being integrated using the standard Internet protocol (IP). The acquisition of Skystone underscores Cisco's commitment to this new market with the ability to offer users a cost-effective SONET/SDH capability. SONET/SDH is the emerging transport technology used for carrying information in very-high-capacity backbone networks, such as those operated by telecommunications carriers and large internet service providers. Cisco intends to leverage Skystone development efforts on new SONET/SDH transport technologies for integration within next- generation Cisco products.


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      The approximately 40 employees and managers of Skystone will remain in
Ottawa, and will become part of Cisco's Service Provider line of business.

ABOUT SKYSTONE SYSTEMS

      Skystone Systems, founded in 1994, develops a family of semiconductor products for integrating several telecommunications functions for use in advanced fiber-optic networks. News and information are available at http://www.skystone.com.

ABOUT CISCO SYSTEMS

      Cisco Systems (NASDAQ: CSCO) is the worldwide leader in networking for the Internet. News and information are available at http://www.cisco.com.

                                     # # #

This press release may consist of forward-looking statements that involve risks and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Cisco with the S.E.C., specifically the most recent reports on Form 10-K and 10-Q, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

Cisco IOS and Cisco Systems are trademarks, and Cisco and the Cisco Systems logo are registered trademarks of Cisco Systems, Inc. All other trademarks, service marks, registered trademarks or registered service marks mentioned in this document are the property of their respective owners.


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